August 16, 2004

Via Courier

Douglas B. Silver
Chairman and Chief Executive Officer
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado  80112
USA

Dear Mr. Silver:

Re:

Christopher Verbiski - International Royalty Corporation Share Purchase Agreement

This will document the agreement between Christopher Verbiski (“Verbiski”) and International Royalty Corporation (“IRC”) whereby Verbiski has agreed to sell and IRC has agreed to purchase Verbiski’s interest in Archean Resources Ltd. (“Archean”) subject to and in accordance with the following terms and conditions:

1.

Defined Terms

1.1

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Act” means the Corporations Act RSNL 1990, c. C-36, as in effect on the date hereof;

(b)

“Adjustment Agreement” means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and Archean and that agreement dated August 29, 2003 made among Chislett, Verbiski, Archean and VBHC whereby the burden and obligations of Archean under the said agreement dated July 10, 2003 were assumed by VBHC;

(c)

“Agreement” means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d)

“Altius” means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e)

“Altius Minerals” means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f)

“Altius Option Agreement” means, collectively, that option agreement dated July 10, 2003 made between Archean as optionor and Altius as optionee whereby Archean granted to Altius the option to acquire a 2.5% interest in LNRLP and that indenture dated August 29, 2003 made among Archean, Altius, VBHC and LNRLP whereby the burden and obligations of Archean under the said option agreement dated July 10, 2003 were assumed by VBHC;

(g)

“Altius Option” means the option granted to Altius pursuant to the Altius Option Agreement;

(h)

“Altius Warrants” means those warrants to purchase Altius Minerals’ shares issued to Archean in connection with the formation of LNRLP;

(i)

“Archean” means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(j)

“Archean Unanimous Shareholders Agreement” means that restated shareholders agreement dated August      , 2004 made among Chislett, Verbiski and Archean;

(k)

“Board Seat” means a seat on IRC’s board of directors, which shall entitle the holder of such seat to all of the privileges, terms, conditions and responsibilities enjoyed or assumed by all other members of the IRC board of directors;

(l)

“Business” means Archean’s interest in, including for greater certainty its interest under the Labrador Option Agreement in relation to, LNRLP, the Gross Diamond Royalty, Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC) and all business records, technical data and materials associated therewith;

(m)

“Business Day” means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(n)

“Chislett” means Albert E. Chislett, the president, a director and a shareholder of Archean;

(o)

“Closing” means the closing of the sale by Verbiski and the purchase by IRC of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(p)

“Closing Date” means the date of the completion of the Initial Public Offering;

(q)

“Common Shares” means issued and outstanding shares in the capital of Archean;

(r)

“Divested Assets” means all those assets of Archean excepting the Business, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) the Altius Warrants; (d) the consideration received on the exercise of the Altius Option, if received prior to Closing, (e) obligations and entitlements associated with Archean’s occupancy of its present office space, (f) Archean’s office assets other than those which form part of the Business, and (g) cash on hand;

(s)

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(t)

“Founder’s Shares” means 1,000,000 fully paid non-assessable IRC Shares to be issued to Verbiski on Closing;

(u)

“Gross Diamond Royalty” shall have the meaning ascribed thereto by the Labrador Option Agreement;

(v)

 “Initial Public Offering” means the initial public offering of IRC Shares in the Qualifying Jurisdictions intended to be completed on or before that date which is 180 days from the date of this Agreement, provided that the Closing shall in no case occur during the time period December 15-31, 2004;

(w)

“Initial Shareholding” means Verbiski’s interest in IRC Shares upon Closing, as represented by the Founder’s Shares and the Verbiski Shares;

(x)

“IRC” means International Royalty Corporation, a body corporate organized and existing under the laws of the Yukon Territory, Canada;

(y)

“IRC Shares” means those fully paid and non-assessable free trading voting common shares of IRC to be issued and qualified in the Initial Public Offering;

(z)

“LNRLP” means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(aa)

“LNRLP Agreement” means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(bb)

“Labrador Option Agreement” means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and Archean, certain benefits and burdens of which are now separately vested in Archean and VBHC, and in VBNC;

(cc)

“Mineral Rights Tax” means that tax and tax rate applicable to the Royalty under the Mining and Mineral Rights Tax Act 2002 SNL 2002 c. M-16.1, as in effect on the date hereof;

(dd)

“Mineral Rights Tax Reduction Amount” means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(ee)

“Payable Nickel” means nickel produced in its refined state from a refinery, which for the Voisey’s Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(ff)

“Projected Tax Amount” means (i) $21,875,000, if the Altius Option is exercised or (ii) $23,125,000, if the Altius Option is declined or waived, or terminates by lapse or expiry in accordance with its terms without having first been exercised;

(gg)

“Purchase Price” shall have the meaning ascribed thereto in paragraph 2.2;

(hh)

“Purchased Shares” means those Common Shares of Archean held by Verbiski on the Closing Date, which shall represent (i) a 46.25% indirect beneficial interest in LNRLP, if the Altius Option has not been exercised (but in such case subject to the Altius Option Agreement), or (ii) a 43.75% indirect beneficial interest in LNRLP, if the Altius Option has been exercised;

(ii)

“Qualifying Jurisdictions” means the Provinces of British Columbia, Alberta, Ontario and Quebec and such other jurisdictions as determined by IRC and its underwriters;

(jj)

“Reduction Proportion” means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(kk)

“Regulatory Approvals” means such regulatory approvals and acceptances, and in particular but without limitation such approvals from the TSX Exchange and the securities regulatory authorities in the Qualifying Jurisdictions, as may be necessary for the transactions contemplated by this Agreement;

(ll)

“Royalty” means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(mm)

“Tax Adjustment Period” means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(nn)

“VBHC” means Voisey’s Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(oo)

“VBNC” means Voisey’s Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(pp)

“VBNC Agreement” means that agreement dated July 10, 2003 made among Archean, Altius Minerals Corporation, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of Archean is subject pursuant to an agreement dated August 29, 2003 made among Archean, VBHC and VBNC;

(qq)

“Verbiski” means Christopher L. Verbiski, vice-president, a director and a shareholder of Archean;

(rr)

“Verbiski Shares” means that number of fully paid, non-assessable IRC Shares having an aggregate value of $27,500,000 to be issued to Verbiski on Closing;

(ss)

“Voisey’s Bay Mine” means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey’s Bay mine; and

(tt)

“Voisey’s Bay Production” means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey’s Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2

All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2.

Sale and Purchase of the Purchased Shares

2.1

Subject to the terms and conditions of this Agreement, Verbiski covenants and agrees to sell, assign and transfer to IRC and IRC covenants and agrees to purchase from Verbiski all but not less than all of the Purchased Shares.

2.2

The Purchase Price which shall be paid by IRC to Verbiski for the Purchased Shares, subject to the adjustments provided for in Article 7 and in Article 8 hereof, is the sum of $87,500,000 (CDN).

2.3

The Purchase Price shall be paid by IRC as follows:

(a)

$60,000,000 (CDN) by way of a certified cheque or confirmed bank transfer;

(b)

the issue by IRC to Verbiski of the Founder’s Shares; and

(c)

the issue by IRC to Verbiski of the Verbiski Shares.

2.4

Verbiski shall on Closing execute and deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of any Encumbrances excepting the VBNC Agreement.

3.

Conditions

3.1

The Closing is subject to:

(a)

termination of the Archean Unanimous Shareholders’ Agreement and, if the Altius Option has not been exercised, the Adjustment Agreement;

(b)

IRC’s offering to Altius to purchase all of Altius’ interest in LNRLP and the LNRLP Agreement at a consideration having the value of (i) $15,000,000 (CDN), if at such time Altius owns 7.5% of the LNRLP issued units or (ii) $20,000,000 (CDN) if at such time Altius has exercised the Altius Option or owns 10% of the LNRLP issued units, the composition of which consideration shall be as provided in Article 3(11) of the LNRLP Agreement;

(c)

VBNC’s right of first offer respecting Verbiski’s proposed disposition of the Purchased Shares as contained in the VBNC Agreement, and confirmation satisfactory to IRC, acting reasonably, that VBNC has declined to exercise such right in accordance with the terms of the VBNC Agreement;

(d)

Verbiski’s satisfaction that IRC’s Initial Public Offering shall upon Closing have those attributes as disclosed during his due diligence investigations;

(e)

satisfactory completion by IRC and by Verbiski of their respective due diligence investigations in accordance with Article 14;

(f)

IRC providing confirmation satisfactory to Verbiski and his counsel that Verbiski shall upon Closing be entitled to appoint two (2) Board Members for aggregate successive terms of not less than 6 years each, provided that at such time that Verbiski has disposed of 50% of his Initial Shareholding, Verbiski’s right hereunder shall be reduced to one Board Seat and provided further that at such time as Verbiski has disposed of 80% of his Initial Shareholding, Verbiski shall have no further entitlement as of right to appoint any members of the board of directors of IRC, but provided always that nothing in this Agreement shall in any case preclude Verbiski and/or his nominees from thereafter presenting themselves as candidates to be elected to the board of directors of IRC and to sit and hold office as a member or members of the board of directors of IRC if so elected;

(g)

satisfactory completion of a National Instrument 43-101 report;

(h)

the receipt of the Regulatory Approvals on or before the Closing Date;

(i)

completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with IRC’s Initial Public Offering on or before the Closing Date;

(j)

Archean’s divestiture, prior to the Closing Date, of the Divested Assets; and

(k)

the closing of the purchase by IRC of Chislett’s interest in Archean pursuant to IRC’s agreement with Chislett of even date herewith.

4.

Closing

4.1

The Closing shall take place simultaneously with the completion of IRC’s Initial Public Offering.  If the Closing shall not have occurred on or before that date which is 180 days from the date of this Agreement (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2

At the Closing:

(a)

Verbiski shall provide evidence satisfactory to IRC, acting reasonably, that (i) Archean has divested itself of the Divested Assets, (ii) the Archean Unanimous Shareholders’ Agreement has been terminated and (iii) if the Altius Option has not been exercised, the Adjustment Agreement has been terminated;

(b)

IRC shall deliver to Verbiski

(i)

a certified cheque or confirmed bank transfer in the amount of $60,000,000 (CDN);

(ii)

the Founder’s Shares; and

(iii)

the Verbiski Shares;

(c)

Verbiski shall deliver to IRC the Purchased Shares, duly registered in the name of IRC, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(d)

Verbiski shall provide his agreement to indemnify IRC for and in respect of 50% of those liabilities and obligations of Archean pertaining to the time period prior to Closing, including as to Archean’s disposition of the Divested Assets;

(e)

IRC shall deliver to Verbiski, to Archean, to VBHC and to VBNC, as the case may be:

(i)

confirmation in accordance with clause 3.1(f) hereof;

(ii)

its agreement to observe, perform and fulfill the VBNC Agreement, and to indemnify and hold harmless Verbiski in respect of any breach thereof;

(iii)

its agreement to pay the additional Purchase Price provided for in Article 7 and Article 8 hereof; and

(iv)

such certificates and opinions of counsel to IRC as may be reasonably requested by Verbiski’s counsel in connection with the transactions contemplated by this Agreement which agreements, certificates and opinions shall be in a form and substance satisfactory to Verbiski’s counsel.

5.

Representations, Warranties and Covenants of Verbiski

5.1

Verbiski represents and warrants to IRC that he has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations hereunder, subject only to compliance with the Archean Unanimous Shareholders Agreement, the Adjustment Agreement and the VBNC Agreement.

5.2

Verbiski represents and warrants to IRC that, upon Closing:

(a)

he shall be the holder and owner of the Purchased Shares, free and clear of Encumbrances excepting the Adjustment Agreement and the VBNC Agreement;

(b)

Archean shall be the holder and owner of all of the issued and outstanding capital stock of VBHC;

(c)

VBHC shall be the holder and owner of either a 92.5% interest in LNRLP or, in the event that the Altius Option has been exercised, a 90% interest in LNRLP;

(d)

the Purchased Shares shall comprise a 46.25% indirect beneficial interest in LNRLP, in the event that the Altius Option has not been exercised (but in such case subject to the Altius Option Agreement), or a 43.75% indirect beneficial interest in LNRLP, in the event that the Altius Option has been exercised;

(e)

excepting as to the Altius Option if then unexercised, there shall exist no options, agreements or rights held by any party to acquire securities or interests in Archean, VBHC or LNRLP;

(f)

Archean and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador;

(g)

LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario;

(h)

LNRLP owns 100% of the Royalty;

(i)

to the best of his knowledge Archean, VBHC and LNRLP are not in default of any Federal or Provincial laws;

(j)

all of the material transactions of Archean have been promptly and properly recorded or filed in or with the books or records of Archean and the minute books of Archean contain all records of the meetings and proceedings of Archean’s directors and shareholders since its incorporation;

(k)

all of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC’s directors and shareholders since its incorporation;

(l)

Archean, VBHC and LNRLP hold all material licenses and permits that are required for carrying their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect;

(m)

Archean and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and Archean and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business;

(n)

the audited consolidated financial statements of Archean for its fiscal year ended April 30, 2004 and the unaudited consolidated financial statements of Archean for the interim three-month period ended July 30, 2004 (the “Financial Statements”) are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of Archean for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(o)

there are no material liabilities of Archean, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in Archean’s Financial Statements except those incurred in the ordinary course of business of Archean since April 30, 2004 which are recorded in the books and records of the Corporation;

(p)

since April 30, 2004 there has not been any adverse material change of any kind whatsoever in the financial position or condition of Archean, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of Archean, or the right or capacity of Archean to carry on its business;

(q)

to the best of his knowledge all tax returns and reports of Archean required by law to have been filed have been filed and are substantially true, complete and correct and all taxes and other government charges of any kind whatsoever of Archean have been paid or accrued in the Financial Statements; and

(r)

to the best of his knowledge, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting Archean, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of Archean, VBHC or LNRLP and, to the best of its knowledge, there is no basis therefor.

5.3

Verbiski represents and warrants that he shall concurrently upon execution of this Agreement comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

5.4

Verbiski agrees that he shall on a quarterly basis provide IRC with informal notice of aggregate dispositions during such quarter of any of his Initial Shareholding.

6.

Representations, Warranties and Covenants of IRC

6.1

IRC represents and warrants to Verbiski that it has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with IRC’s Initial Public Offering.

6.2

IRC represents and warrants that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in paragraphs 3(1)(h) and 3(1)(i) hereunder.

6.3

IRC represents and warrants that on Closing it shall be an exempt issuer under applicable securities laws and policies and that the Founder’s Shares and the Verbiski Shares shall be exempt from escrow requirements and hold periods.

6.4

IRC represents and warrants that IRC and the Initial Public Offering on Closing shall have the attributes to be disclosed to Verbiski as contemplated in clause 14 hereof, and in particular but without limitation shall have the attributes outlined in Schedule “A” hereto annexed, which Schedule “A” shall form part and parcel hereof.

7.

Additional Purchase Price Consideration Payable by IRC if Mineral Rights Tax Abolished or Decreased

7.1

IRC acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement and that, in such event, IRC shall pay to Verbiski the additional Purchase Price consideration hereinafter provided for.

7.2

In the event that, at any time prior to Closing or during the Tax Adjustment Period, the Mineral Rights Tax is abolished or amended, varied or in any manner altered such that the rate of the Mineral Rights Tax applicable to the Royalty is abolished or in any manner whatsoever decreased or lowered, IRC agrees that it shall pay to Verbiski, as additional Purchase Price consideration for the Purchased Shares, an amount calculated in accordance with the following formula:

Reduction Proportion x $21,875,000 (CDN) x (3,477,700,000 -Voisey’s Bay Production)
3,477,700,000

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey’s Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey’s Bay Production:

(a)

One metric tonne = 2204.622 pounds; or

(b)

One short ton = 2000 pounds.

7.3

IRC acknowledges and agrees that the Projected Tax Amount represents the parties’ present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of Verbiski’s indirect beneficial interest in the Royalty.  IRC covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of Verbiski’s said interest during the Tax Adjustment Period is or is projected to be less than the Projected Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to Verbiski as additional Purchase Price consideration for the Purchased Shares.  IRC covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4

The additional Purchase Price consideration herein provided for shall be paid by IRC to Verbiski by way of certified cheque or confirmed bank transfer on or before the 45th day next following the abolition or amendment, variation or alteration of the Mineral Rights Tax whereby the Mineral Rights Tax is abolished or the rate of the Mineral Rights Tax applicable to the Royalty is in any manner whatsoever decreased or lowered, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8.

Additional Purchase Price Consideration Payable Respecting Altius Option

8.1

In the event that, following Closing, the Altius Option is exercised in accordance with its terms, IRC shall cause Archean and VBHC to pay and deliver to Verbiski as additional Purchase Price consideration for the Purchased Shares an amount equal to the option price thereunder, net of any non-refundable taxes or other direct costs necessarily incurred by Archean, IRC or VBHC as the result of the exercise of the Altius Option.  It is expressly agreed that Verbiski shall be free to assign or transfer or otherwise dispose of his interest in and to such additional Purchase Price consideration to any individual, person or other entity whatsoever (a “Transferee”) and that in any such event the Transferee shall hold and be entitled to all rights of Verbiski in and to such additional Purchase Price consideration.  For greater certainty, IRC agrees and confirms that the payment to Verbiski under this paragraph 8.1 shall be made either by way of an increase to the Purchase Price hereunder or by way of such other transactions requested by Verbiski and reasonably acceptable to IRC as are necessary to effect such payment in a manner that is more tax efficient and beneficial to Verbiski.

8.2

In the event that the Altius Option is declined or waived, or terminates by lapse or expiry in accordance with its terms without having first been exercised, IRC shall pay to Verbiski additional Purchase Price consideration in the amount of $5,000,000.00.  In any such case, if the Mineral Rights Tax is abolished or amended, varied or in any manner altered such that the rate of the Mineral Rights Tax applicable to the Royalty is abolished or in any manner whatsoever decreased or lowered, the additional Purchase Price payable under this clause shall be increased in accordance with the formula set out in paragraph 7.2 hereof, provided that instead of the amount of $21,875,000.00 (CDN) utilized in such formula, the amount of $1,250,000.00 (CDN) shall be utilized.  For greater certainty, the additional Purchase Price increase which may be payable under this clause is in addition to any additional Purchase Price consideration which may be payable by IRC to Verbiski pursuant to Article 7.

8.3

Subject to clause 8.4, any additional Purchase Price consideration which may be payable by IRC to Verbiski under this Article 8 shall be paid by IRC to Verbiski by way of certified cheque or confirmed bank transfer on or before the 45th day next following the closing of the transactions in connection with the exercise of the Altius Option or the declining, waiver or termination by lapse or expiry of the Altius Option in accordance with its terms, as the case may be.

8.4

Verbiski shall have the right but not the obligation, at his sole election, to take the additional Purchase Price consideration which may be payable by IRC under this Article 8 in the form of securities of IRC.  Such election shall be made by Verbiski in writing and, if not so made, Verbiski shall be deemed to have elected to receive such consideration by way of certified cheque or confirmed bank transfer.

9.

Time

9.1

Time shall be of the essence of this Agreement.

10.

Law

10.1

This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

11.

Notice

11.1

Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to the party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a)

If to Verbiski:
Christopher Verbiski
Suite 704, TD Place
140 Water Street
St. John’s, NL A1C 6H6

Telephone:  709.758.1700
Facsimile:    709.758.1708

(b)

If to IRC:
Douglas B. Silver
Chairman and CEO
International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Telephone:  303.799.9020
Facsimile:   303.799.9017

11.2

If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

11.3

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

11.4

If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

12.

Entire Agreement

12.1

This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

13.

Native Land Claims

13.1

IRC acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

14.

Due Diligence

14.1

IRC shall have a period of 60 days from the date of this Agreement during which it may conduct such due diligence as is usual in transactions of like nature, including without limitation as to title and tax, during which time period Verbiski will cooperate and respond to the reasonable due diligence inquiries of IRC in a timely manner and provide access to the books, records, properties and personnel of Verbiski, Archean, VBHC and LNRLP.  In the event that IRC has not provided Verbiski with notice in writing on or before the 60th day next following the date of this Agreement that it is not satisfied with its due diligence investigations, the condition for the benefit of IRC contained in paragraph 3.1(e) shall be deemed to be satisfied.  Any such notice shall contain details of the relevant due diligence issues.

14.2

IRC acknowledges that it has reviewed that agreement known as the Labrador Option Agreement and has made an independent assessment as to the value of the Royalty.

14.3

Verbiski shall have a period of 60 days from the date of this Agreement during which period he may conduct such due diligence respecting IRC as he may reasonably require, including without limitation as to tax, the capital structure and assets and the Initial Public Offering of IRC, including those matters set forth in Schedule “A” hereto, and during which time IRC will cooperate and respond to the reasonable due diligence enquiries of Verbiski and his representatives in a timely manner, and provide access to the books, records, agreements, properties and personnel of IRC.  IRC shall also ensure that Verbiski has full and reasonable access to the underwriters and agents respecting IRC’s Initial Public Offering, and shall provide Verbiski with IRC’s draft prospectus for the Initial Public Offering and such other documentation as may be reasonably necessary for Verbiski to fully assess the proposed Initial Public Offering.  In the event that Verbiski has not provided IRC with notice in writing on or before the 60th day next following the date of this Agreement that he is not satisfied with his due diligence investigations, the condition for the benefit of Verbiski contained in paragraph 3.1(e), but for greater certainty not the condition for the benefit of Verbiski contained in paragraph 3.1(d), shall be deemed to be satisfied.  Any such notice shall contain details of the relevant due diligence issues.  For greater certainty, Verbiski shall be entitled to object and give notice hereunder in the event that (a) his expectation as to the particulars of IRC and the Initial Public Offering, including as to the assets acquired by IRC and the matters set out in Schedule “A” hereto, are not met to his reasonable satisfaction or (b) he is not satisfied on Closing that IRC’s Initial Public Offering shall have those attributes disclosed during his due diligence investigations.  In the event that matters of objection and notice hereunder are not met to Verbiski’s reasonable satisfaction, Verbiski shall be entitled to terminate this Agreement.

15.

Tax Matters

15.1

Each party confirms that it shall receive independent advice as to any tax implications of the agreements contemplated in this Agreement.

15.2

It is agreed that, if requested by Verbiski, a joint election shall be made by Verbiski as transferor and by IRC as transferee under subsection 85(1) of the Income Tax Act at such agreed amount as may be designated by Verbiski within the limits allowed thereunder (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Purchased Shares to IRC by Verbiski, at such amount as may be determined by Verbiski in conformity with the provisions of such subsection (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement).  In any event, the tax effect to Verbiski shall not be less favourable than it would have been under subsection 85(1).

16.

Assignment

16.1

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld.  Verbiski hereby confirms his consent to the transfer of this Agreement by IRC to a wholly-owned subsidiary or affiliate of IRC so long as said transfer does not impair the availability, or consequences to Verbiski of, any elections under Article 15.2 of this Agreement, and provided that IRC remains fully obligated to Verbiski under the terms of this Agreement notwithstanding such transfer.

17.

Further Assurances/Long-Form Agreement

17.1

Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement.  Both parties shall use their best efforts to fulfill all the terms of this Agreement.

17.2

At the option of either party following compliance with the VBNC Agreement, this letter agreement may be required to be replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated in this letter agreement, and in any such event, the definitive purchase agreement shall supersede and replace this letter agreement.  Notice of the requirement to replace this letter agreement by a party shall be given to the other party within 14 days next following compliance with the VBNC Agreement, and the parties shall in good faith negotiate and conclude such definitive purchase agreement within the period of 45 days next following the date of such notice.  Unless and until it is replaced by a definitive purchase agreement as aforesaid, this letter agreement and any amendments hereto shall be fully binding upon the parties.

18.

Enurement

18.1

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

19.

Confidentiality, Public Disclosure

19.1

The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or by applicable laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties.

The parties agree that IRC has the right and permission from Verbiski to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement.  Said information will be shared only on a need-to-know basis and will be subject to all recipients’ execution and delivery of a confidentiality agreement with IRC and Archean.

19.2

The content of any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 19.2 is subject always to all disclosure obligations of IRC under applicable securities laws.

20.

Execution Via Facsimile, Counterparts

20.1

It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

20.2

The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

21.

Non-Merger

21.1

For greater certainty, IRC’s obligations as set out in Article 7 and in Article 8 shall not merge on Closing but shall subsist.

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this letter agreement.

Witness		Christopher Verbiski
Agreed this 16th day of August, 2004

	Per:	International Royalty Corporation
	Per:	Authorized Signatory
Witness		Authorized Signatory

SCHEDULE

Characteristics of IRC Initial Public Offering

1.

The business of IRC shall be the acquisition and administration of royalties and interests in royalties, including the Royalty.

2.

The Chairman and Chief Executive Officer of IRC shall be Douglas D. Silver.

3.

The President of IRC shall be Douglas J. Hurst.

4.

The board of directors of IRC shall be eight (8) in number and shall include, in addition to the two (2) board members which Verbiski shall be entitled to appoint, the following:

(a)

Douglas D. Silver

(b)

Douglas J. Hurst

(c)

George S. Young

(d)

Robert W. Schafer

(e)

Gordon J. Fretwell

(f)

Rene G. Carrier

5.

The management team for IRC shall including the following:

(a)

Douglas D. Silver

(b)

Douglas J. Hurst

(c)

George S. Young

6.

The head office of IRC shall be located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, USA 80112.

7.

The intended issue price of the IRC Shares is $5.00.

8.

IRC shall have in effect appropriate directors liability insurance.